John W. Gamble, Jr. Executive V.P. & Chief Financial Officer Lexmark International, Inc. One Lexmark Centre Drive Lexington, Kentucky 40550 USA Phone: 859 232 5589 Fax: 859 232 7137

April 30, 2009

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
100 F Street, NE, Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC  20549

Re:         Lexmark International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 8-K Filed January 27, 2009
File No. 001-14050

Dear Ms. Collins:

In response to your letter to Paul J. Curlander, Chairman and CEO of Lexmark International, Inc. (“Lexmark” or the “Company”), dated March 23, 2009, the following information is provided for your consideration:

Form 10-K for Fiscal Year Ended December 31, 2008

Comment #1:

We note the disclosure on pages 1, 61, and elsewhere in your Form 10-K that you operate in the Middle East, Africa, and the Caribbean, regions that are generally understood to include Iran, Syria, Sudan, and Cuba.  These countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, Sudan, and Cuba.  Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through resellers, retailers, distributors, or other direct or indirect arrangements.  Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Response #1:

Lexmark has no past, current or anticipated operations in or other contacts with Iran, Syria, Sudan and Cuba. Lexmark has no agreements, commercial arrangements or other contracts with the governments, or entities controlled by the governments, of Iran, Syria, Sudan and Cuba. To the best of our knowledge, Lexmark has derived no revenue from the sale or license of our products or services to customers in Iran, Syria, Sudan or Cuba.  As described in the Company’s Code of Business Conduct, which is available on Lexmark’s Investor Relations website at http://investor.lexmark.com, Lexmark’s unambiguous policy is to comply with all laws, rules and regulations, including the export control laws of the United States. Lexmark has no intention or strategy to expand our contacts or activities in these countries.

Comment #2:

We note that the Company records estimated reductions to revenue for customer programs, incentive offerings, and price protection.  We further note from your risk factor disclosures that both the inkjet and laser printer markets have experienced and are expected to continue to experience significant pricing pressures.  Please provide a roll forward of your allowance for these programs and to the extent such provisions are material, tell us how you considered including a discussion in MD&A with regards to these pricing adjustments and the effects they have had on your revenues and results of operations for each period presented.  We refer you to SEC Release 33-8350.

Response #2:

In the “Results of Operations” section of the MD&A, Lexmark considers the impact of revenue reversals in relation to other factors that influence revenue and gross profit and, consistent with the guidelines of SEC Release 33-8350, focuses on material trends. The Company uses the average unit revenue (“AUR”) metric together with volume statistics to analyze revenue and gross profit performance. The AUR metric is influenced by several different factors such as product mix, foreign exchange rates, price actions and customer programs. Although not identified separately, the evolution of the provision for customer programs and price protection is an integral part of the analysis of the AUR by segment and its impact on the results is represented under the comments referring to pricing.  Specifically, on page 35 of the Company’s Form 10-K, filed on February 27, 2009, the Company explains that laser hardware average unit revenue ("AUR") decreased approximately 2% due to aggressive pricing, partially offset by a positive currency impact. On page 36 of the Company’s Form 10-K, the Company notes that inkjet hardware AUR increased 13% year to year as price declines were more than offset by a favorable mix shift to all-in-ones.  The Company believes that our current narrative on revenue and gross profit trends meets the requirements set forth by SEC Release 33-8350. The Company will continue to analyze the key drivers behind the AUR performance and to discuss the material impacts.

The following table presents a rollforward of the Company’s customer programs, incentive offerings and price protection on a quarterly basis for 2008 and 2007:

(In Millions)
	Price Protection	Customer Programs/ Incentive Offerings
Balance 12/31/2006	$(14.9)	$(107.7)
Addition	(12.7)	(114.6)
Usage	21.5	131.7
Balance 03/31/2007	(6.1)	(90.6)
Addition	(14.1)	(105.7)
Usage	12.9	99.6
Balance 06/30/2007	(7.3)	(96.7)
Addition	(13.6)	(132.7)
Usage	10.8	120.3
Balance 09/30/2007	(10.1)	(109.1)
Addition	(19.3)	(147.8)
Usage	20.0	143.2
Balance 12/31/2007	(9.4)	(113.7)
Addition	(17.4)	(135.9)
Usage	18.3	151.6
Balance 03/31/2008	(8.5)	(98.0)
Addition	(16.1)	(141.2)
Usage	16.9	115.9
Balance 06/30/2008	(7.7)	(123.3)
Addition	(13.3)	(142.9)
Usage	13.8	142.5
Balance 09/30/2008	(7.2)	(123.7)
Addition	(10.7)	(144.0)
Usage	11.4	152.9
Balance 12/31/2008	(6.5)	(114.8)

Comment #3:

We note that when the trade receivables facility was renewed in October 2008 the maximum capital available under the program decreased from $200 million to $100 million.  We further note your disclosures on page 53 where you indicate that the Company’s borrowing capacity may be reduced under this program should your credit rating decline.  Please tell us whether this recent decrease resulted from a decline in your credit rating or other factors and tell us how you considered including a discussion of such reasons in your liquidity and capital resources disclosures.

Response #3:

The decline of the maximum capital available to the Company under the Trade Receivables Facility was a result of Citibank, N.A. not desiring to renew its participation for another year.  To the best of our knowledge, Citibank's withdrawal was unrelated to

Lexmark's credit rating and this is why Lexmark did not include this in the Form 10-K filed February 27, 2009. Also, the Company filed Amendment Number 5 to the Receivable Purchase Agreement in the Company’s Form 10-Q, for the quarter ended September 30, 2008, that shows Citibank’s withdrawal.  The Company has continuously included a comment on the negative potential impact of a credit rating downgrade in order to help investors understand forward looking risks regarding liquidity.  Moreover, the entire Amended and Restated Receivable Purchase Agreement along with all amendments have been filed with the SEC and are listed as exhibits in the Index to Exhibits of the Company’s Form 10-K filing, filed on February 27, 2009.  Refer to the Company’s response to comment #4 on the status of the review of the Company’s credit rating.

Comment #4:

Also, we note that the Company has been notified that your credit rating is currently under review.  Please tell us if these reviews have been finalized and if so, tell us your current credit ratings.  To the extent that these ratings have declined, please tell us the potential impact on the Company’s liquidity and whether you intend to include a discussion of such impact in your future filings.

Response #4:

Standard & Poor's placed Lexmark on Negative CreditWatch on January 15, 2009 and subsequently lowered the Company's rating from BBB to BBB- on March 4, 2009.  Moody's Investors Services placed Lexmark under review on January 20, 2009 and subsequently lowered the Company's rating from Baa2 to Baa3 on April 28, 2009.  As discussed in the Liquidity and Capital Resources section, which begins on page 46 of the Company’s Form 10-K filed on February 27, 2009, the Company’s primary source of liquidity has been our existing cash and marketable securities balance and our cash generated by operations.  This has consistently been sufficient to allow the Company to fund its working capital needs and finance its capital expenditures.  Management believes that the existing cash and marketable securities balance as well as cash provided by operations will continue to be sufficient to meet operating and capital needs in the foreseeable future. The Company has other potential sources of cash through utilization of its accounts receivable financing program, revolving credit facility or other financing sources.  There was no impact to Lexmark's liquidity on either the current Revolving Credit Facility or Trade Receivables Facility as a result of Standard & Poor's and Moody's Investors Services decisions to lower their ratings on the Company.  Lexmark will disclose Standard & Poor’s and Moody’s Investors Services downgrades in the Company’s first quarter 2009 Form 10Q filing as follows:

Credit ratings

The Company’s current credit rating was downgraded by Standard & Poor’s Ratings Services during the first quarter of 2009 from BBB to BBB-. On April 28,

2009, Moody’s Investors Services downgraded the Company’s current credit rating from Baa2 to Baa3. Because the ratings remain investment grade, there were no material changes to the borrowing capacity or cost of borrowing under the facilities described in the preceding paragraphs, nor were there any adverse changes to the coupon payments on the Company’s public debt. The Company does not have any rating downgrade triggers that accelerate the maturity dates of its revolving credit facility or public debt.

The Company’s credit rating can be influenced by a number of factors, including overall economic conditions, demand for the Company’s printers and associated supplies and ability to generate sufficient cash flow to service the Company’s debt. A downgrade in the Company’s credit rating to non-investment grade would decrease the maximum availability under its trade receivables facility, increase the cost of the Company’s borrowings and likely have an adverse effect on the Company’s ability to obtain access to new financings in the future.

Comment #5:

We note that other noncurrent assets increased approximately 70% from $185.3 million at December 31, 2007 to $314.8 million at December 31, 2008.  Please explain the reasons for such increase.  Also, tell us how you considered the guidance in Rule 5-02.8 and 5-02.17 of Regulation S-X to state separately any amounts in excess of five percent of total current assets or total assets, as applicable.

Response #5:

In accordance with Rules 5-02.08 and 5-02.17 of Regulation S-X, the Company calculates 5% of total current assets and 5% of total assets to use as threshold disclosure amounts to determine if any of these components require separate disclosure.  The Company applies these thresholds to all accounts, or groups of related accounts, within the respective asset category to determine if any account or group of related accounts exceeds the respective 5% disclosure threshold.  If an item meets or exceeds the respective 5% threshold, it is reported separately on the face of the balance sheet or in a note to the financial statements.  The increase in noncurrent assets during 2008 was primarily driven by an increase in deferred tax assets, primarily due to an increase in the pension deferred tax asset.  The components comprising the Company’s deferred tax assets are disclosed in Note 12 to the audited financial statements included in Part II, Item 8 in the Company’s Form 10-K, filed February 27, 2009.  For the period ending December 31, 2008, except for the total deferred tax asset balance, no other asset account or group of accounts met or exceeded their respective calculated threshold for disclosure.  Accordingly, the Company believes it has fully complied with the disclosure requirements of Rules 5-02.08 and 5-02.17 of Regulation S-X.

Comment #6:

You indicate that the Company recognizes revenue from distributors and reseller sales when the product is shipped to the customer.  Tell us whether you recognize deferred revenue with an offsetting receivable upon shipment to the distributor or tell us whether you only recognize deferred revenue upon sell-through to the end user.  Also, tell us how you account for the inventory from product held in the distribution channel.  For instance, tell us whether the Company records a reduction to inventory at the time you ship the product to your distributor and if so, tell us what the offset is to this entry.  Please provide the accounting entries recorded throughout the sale process (i.e. upon shipment of inventory to the distributor and upon sale to the end-user) and tell us the accounting literature you relied upon for each transaction.

Response #6:

On page 64 of the Company’s Form 10-K, filed on February 27, 2009, the Company states that, “Revenue from product sales, including sales to distributors and resellers, is recognized when title and risk of loss transfer to the customer, generally when the product is shipped to the customer.”  In this statement, the customer that the Company is referring to includes distributors or resellers.  For example, when a product is sold to a distributor, revenue is recognized by the Company, in accordance with generally accepted accounting principles, when title and risk of loss is transferred to the distributor.  The Company will modify this disclosure as follows in future filings to more clearly define what is meant by the term customer:  “Revenue from product sales, including sales to distributors and resellers, is recognized when title and risk of loss transfer to the customer, generally when the product is shipped to the customer.  Lexmark customers include distributors, resellers and end-users of Lexmark products.”

Comment #7

We note that the majority of the assets in the Company’s US pension plan are invested in equity-related investments and the remainder is in fixed income investments.  We also note that your expected long-term return on plan assets has not changed for past three years.  Please explain further how you determined the expected long-term return on plan asset assumptions used in determining the net benefit cost for your pension plan and tell us what impact, if any, the current economic environment had on such determination.  Also, tell us your consideration to include a discussion of the current as well as expected ongoing impact of the recent market conditions on each of the significant estimates and assumptions used in your determination of net benefit costs and plan assets for your pension plans.

Response #7:

The Company has consistently determined its long-term return on pension plan assets by using expected long-term returns for each asset class obtained from outside sources, the allocations to each asset class, the structure within each asset class, expected excess return from each active manager, if applicable, and fees associated with the plan.  For all periods presented in the Company’s Form 10-K, filed on February 27, 2009, the Company has used the same source for expected long term asset returns.  The Company also uses Mercer Consulting to validate the reasonableness of the Company’s asset return assumption and has done this for all periods presented in the Company’s Form 10-K filed on February 27, 2009. Mercer validates that the long-term rate of return used in the Company’s calculation by asset class is reasonable. The Company did not change its process for determining expected asset return assumptions due to the current economic environment.  As for discussions on the significant estimates and assumptions related to net benefit costs and plan assets, the Company disclosed on page 30 of its Form 10-K, filed on February 27, 2009, that a 25 basis point change in the assumption for asset return and discount rate would not have had a significant impact on the Company’s results of operations for 2008.  The Company included this disclosure on the potential impact to the Company’s 2008 results to give an investor information that could be used in conjunction with the investor’s own assumptions of future changes in market conditions.

Form 8-K Filed January 27, 2009

Comment #8

We note the use of the certain non-GAAP measures to assess the Company’s performance in your Form 8-K filed January 27, 2009.  Tell us how you considered Question 8 of the Division of Corporation’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance.

Additionally, it is unclear why excluding restructuring-related charges is appropriate considering these charges appear to be recurring in the past three years and a key focus in the achievement of your goals as an organization.  We also refer you to comment 3 of your response letter dated July 31, 2007 where you agreed to expand your future disclosures to include all of the disclosures required by FAQ 8.  Please provide supplemental disclosures that you intend to include in your future Forms 8-K.

Response #8:

Management assesses the ongoing operating performance of the Company and its operating segments based on GAAP and non-GAAP measures such as ongoing operating expense and income metrics which are recurring in nature, and do not include the impact of actions that management believes are not reflective of the ongoing operation of the Company.  Due to conditions in the Company’s industry as well as the overall marketplace, the Company has taken actions to improve the efficiency and profitability of the Company over the past few years.  These actions have generally included re-sizing the Company’s workforce and consolidating the Company’s inkjet manufacturing operations.  Management believes that the costs of implementing these actions should be broken out from the Company’s operating costs, expenses and income because they do not relate to the ongoing operation of the Company’s business.  Management further believes that providing these non-GAAP measures provides valuable information to investors about the ongoing profitability of the Company.  The Company has always provided and will continue to provide GAAP measures before providing any non-GAAP measures as well as tabular reconciliations of the GAAP to non-GAAP measures to ensure investors understand the Company’s disclosures.  The Company believes its tabular reconciliations and narrative descriptions of why management believes these non-GAAP measures are useful, which are included in each of the Company’s Form 8-K filings, meet the requirements set forth in Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

The Company will add additional disclosures to the narrative descriptions included with the Company’s future Form 8-K filings.  The narrative descriptions will read as follows:  “Management believes that presenting the non-GAAP measures above is useful because they enhance shareholders’ understanding of how management assesses the performance of the Company’s businesses. Management reviews the performance of the Company's operating segments based on GAAP and non-GAAP measures which reflect income and expense items which are recurring in nature, and do not include the impact of actions that management believes are not reflective of the ongoing operation of the Company. Management believes the specific identification of and the exclusion of the impacts of the Company’s restructuring-related actions improve the shareholders’ ability to assess the performance of the Company since the nature, size and amount of the actions taken by the Company can vary from period to period. Additionally, management provides both GAAP and non-GAAP measures to provide shareholders’ with additional information that shareholders can utilize in their own methods of evaluating the Company performance. Any non-GAAP measures provided by the Company may not be comparable to similar measures of other companies as not all companies calculate these measures in the same manner.”

*****

In connection with providing the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for extending the due date of our response. I believe that we have thoroughly addressed each of the items in your correspondence. Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ John W. Gamble, Jr.

John W. Gamble, Jr.

cc:  Kari Jin
       United States Securities and Exchange Commission

       Paul J. Curlander
       Lexmark International, Inc.